Mail Stop 4561
						November 18, 2005

Terry G. Bowering
President and Chief Executive Officer
Allstar Restaurants
10 Cedar Meadow Drive
Regina, Sask. S4X 3J6, CANADA

Re:	Allstar Restaurants
	Registration Statement on Form SB-2
	Filed on November 10, 2005
	File No. 333-129653

Dear Mr. Bowering:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	We suggest that you consider submitting a substantive amendment to include two years of audited financial statements and interim unaudited financial statements through September 30, 2005 for Allstar
Restaurants. The financial statements should give retroactive effect to the July 1 merger with Fastserve Foods, Inc. and the merger should be accounted for as a recapitalization of Fastserve Foods.

	You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:  	Via facsimile  604-687-6314
	William L. Macdonald
Clark, Wilson, LLP

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Stratabase
January 23, 2003
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